EXHIBIT 1

MURANO announces closing of U.S.$300 million offering of senior secured notes

London, September 12, 2024.  MURANO GLOBAL INVESTMENTS PLC (“Murano” or the “Company”) (NYSE: MRNO), announced today the closing of an offering of U.S.$300,000,000 aggregate principal amount of 11.000% Senior Secured Notes due 2031 (the “Notes”) by (i) a trust created under the laws of Mexico (such trust, the “Issuer Trust”). The Notes are guaranteed by Murano PV, S.A. de C.V., a Murano sub-holding entity incorporated in Mexico (the “Murano Parent Guarantor”), Operadora Hotelera G.I., S.A. de C.V. (the “Operator Guarantor”), and two other Mexican law-governed trusts (the “Murano 2000 Trust” and the “Murano 3224 Trust”).  Murano acted as sponsor of the Notes issuance pursuant to a Sponsor Support and Indemnification Agreement.

The main source of payment of the Notes will be the amounts corresponding to the collection rights under a hotel management agreement for the recently opened Grand Island Cancun hotel (the “GIC I Hotel”) in Cancún.  The collateral securing the Issuer Trust’s obligations under the Notes and the Indenture includes (i) all cash flows generated or received by the GIC I Hotel, (ii) first beneficiary rights with respect to the Issuer Trust, the Murano 3224 Trust and other Mexican law-governed trust (the “GIC I Trust”), (iii) all of the Operator Guarantor’s collection rights under material contracts, (iv) all of the GIC I Trust’s collection rights under its lease agreement, (v) all collection rights under the insurance policy covering the GIC I Hotel, (vi) the Operator Guarantor’s equity, (vii) all of the Operator Guarantor’s and the GIC I Trust’s assets, and (viii) mortgages (hipotecas) granted by the GIC I Trust over private unit number one of the Grand Island Condominium and by the Murano 3224 Trust over private unit number two of the Grand Island Condominium.

The Issuer Trust will use the proceeds from the Notes to (i) prepay existing debt facilities, (ii) fund a debt service reserve account, (iii) pay transaction costs and expenses, and (iv) fund working capital and support hotel completion costs.

The closing of the Notes offering transaction, the first one by Murano in the international capital markets, marks an important milestone in Murano's recent history as a public company, allowing Murano to reduce refinancing risk and improve its capital structure.

"We are delighted to have successfully completed this oversubscribed transaction, a critical step towards enhancing our financial and capital flexibility and continuing to execute our business strategy" said Elías Sacal, Murano's Chief Executive Officer. He further commented: “This milestone underscores the strength of the Company in the luxury hotel sector.  Murano thanks its investors for their trust and reaffirms its commitment to continue working to maintain a solid and sustainable global portfolio.”

The Notes and related guarantees have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") or any applicable state securities laws. The Notes were offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act. Unless so registered, the Notes and the related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND MAY NOT BE OFFERED OR SOLD PUBLICLY, OR OTHERWISE BE THE SUBJECT OF BROKERAGE ACTIVITIES, IN MEXICO, EXCEPT THAT THE NOTES MAY BE OFFERED IN MEXICO PURSUANT TO A PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES), TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

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About Murano Global Investments Plc.

Murano (Nasdaq: MRNO) is a real estate company that owns, develops and invests in hotel, resort and commercial properties throughout Mexico. Over the last 20+ years, Murano’s experienced management team has deployed more than $2 billion in total capitalization for the acquisition, repositioning and development of transformational real estate projects. Murano’s portfolio includes the Hotel Andaz (operated by Hyatt) and Hotel Mondrian (operated by Accor) in Mexico City as well as Grand Island I hotel under Hyatt’s Vivid and Dreams brands, and a project in Baja. Murano’s portfolio positions the company to capitalize on the country’s strong travel and tourism fundamentals. With an established track record and vast network of industry and brand relationships, Murano is poised for sustained growth. Management is led by Chief Executive Elias Sacal, Chief Operating Officer Marcos Sacal and Chief Financial Officer David Galan. For more information, please visit: https://www.murano.com.mx/en/

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are management’s current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Company's registration statement on Form F-4 filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), in the "Risk Factors" section of the Company's annual report on Form 20-F filed by the Company with the SEC,  and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company cannot give any assurance that it will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Investors

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